Exhibit 2.2

Amendment to Merger Agreement

This AMENDMENT (this “Amendment”), dated October 29, 2019, to that certain AGREEMENT AND PLAN OF MERGER (the “Merger Agreement”), dated October 26, 2018, by and among RumbleOn, Inc., a Nevada corporation (“Parent”), RMBL Tennessee, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub”), Wholesale Holdings, Inc., a Tennessee corporation (“Wholesale Holdings”), the shareholders of Wholesale Holdings set forth in Schedule 1 thereto (each, a “Stockholder,” and collectively, the “Stockholders”), Wholesale, LLC, a Tennessee limited liability company (together with Wholesale Predecessor as described in Section 9.12, the “Company”), Steven Brewster, a Tennessee resident, as the representative of each Stockholder as more fully described therein (the “Representative”), and, for the limited purpose of Section 5.8 thereof, Marshall Chesrown (“Chesrown”) and Steven R. Berrard (“Berrard”). Capitalized terms used herein and not otherwise defined, shall have the meaning set forth in the Merger Agreement.

Whereas, the parties desire to amend the Merger Agreement pursuant to Section 9.4 thereof;

NOW, THEREFORE, in consideration of the mutual covenants, representations and warranties made herein and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Parties agree as follows:

1.
The definition of Parent Consideration Shares in the Merger Agreement is hereby amended and restated in its entirety as follows:

“Parent Consideration Shares” means 1,125,926 shares of Parent's Series B Non-Voting Convertible Preferred Stock; provided, however if the VWAP of the Class B Common Stock for the five (5) trading days immediately preceding the date of this Amendment is less than 8.60, Parent shall deliver additional shares of Parent's Series B Non-Voting Convertible Preferred Stock such that the total number of shares of Parent's Series B Non-Voting Convertible Preferred Stock, valued equally, on per share basis, to the VWAP of the Class B Common Stock for the five (5) trading days immediately preceding the date of this Amendment for the purposes of this calculation, equals no less than $9,680,000.

2.
The parties agree to the treat the Merger as qualifying as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and to treat the Merger Agreement, as amended by this Amendment, as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations and a “binding contract” within the meaning of Section 1.368-2(e)(2)(ii) of the Treasury Regulations as of the date of this Amendment unless there is a “determination” within the meaning of Section 1313 of the Code (or execution of a Form 870-AD or successor form) to the contrary.

3.
Except as expressly provided herein, the Parties agree that the Merger Agreement remains unmodified, and the Merger Agreement as hereby amended is in full force and effect.

4.
The provisions set forth in 9.2 through 9.17 of the Merger Agreement shall apply to this Amendment, mutatis mutandis.

IN WITNESS WHEREOF, this Amendment has been executed by or on behalf of each of the Parties as of the day first written above.

PARENT: RUMBLEON, INC. By: /s/ Steven R. Berrard Name: Steven R. Berrard Title: Chief Financial Officer MERGER SUB: RMBL TENNESSEE, LLC By: /s/ Steven R. Berrard Name: Steven R. Berrard Title: Manager
REPRESENTATIVE: /s/ Steven Brewster Steven Brewster